UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2007

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from           to

Commission File Number 001 – 32205

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CB RICHARD ELLIS 401 (k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CB Richard Ellis Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007 and the related notes to these financial statements, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CB RICHARD ELLIS 401(k) PLAN

Date: June 26, 2008	/s/ KENNETH J. KAY

Kenneth J. Kay
Chief Financial Officer (principal financial officer)

Date: June 26, 2008	/s/ GIL BOROK

Gil Borok
Chief Accounting Officer (principal accounting officer)

CB RICHARD ELLIS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the
CB Richard Ellis 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CB Richard Ellis 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, in late 2006, the CB Richard Ellis Group, Inc. completed its acquisitions of CBRE Hawaii and Trammell Crow Company.  In connection with the acquisitions, assets in the CBRE Hawaii 401(k) Plan and Trammell Crow Company 401(k) Plan of $2,138,284 and $244,213,452, respectively, were transferred into the Plan and included as transfers-in on the statement of changes in net assets available for benefits for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, CA

June 26, 2008

CB RICHARD ELLIS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments - at fair value	$785,867,073	$467,318,054

Receivables:
Employer contributions	67,435	6,300,000
Employee contributions	416,192	1,137,882
Accrued investment income	268	—

Total receivables	483,895	7,437,882

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	786,350,968	474,755,936

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(521,182)	279,133

NET ASSETS AVAILABLE FOR BENEFITS	$785,829,786	$475,035,069

The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Contributions:
Employee deferral contributions	$68,614,707
Rollover contributions	12,578,890
Employer contributions	11,608,128

Total contributions	92,801,725

Investment income:
Net depreciation in fair value of investments	(18,940,718)
Interest income	4,357,547
Dividend income	44,243,509

Net investment income	29,660,338

Total additions	122,462,063

DEDUCTIONS:
Benefits paid to participants	58,087,399
Administrative expenses	11,075

Total deductions	58,098,474

NET INCREASE IN NET ASSETS BEFORE TRANSFERS-IN	64,363,589

TRANSFER-IN FROM TRAMMELL CROW COMPANY 401(k) PLAN	244,213,452
TRANSFER-IN FROM CBRE HAWAII 401(k) PLAN	2,138,284
TRANSFER-IN FROM INSIGNIA FINANCIAL GROUP 401(k) PLAN	79,392

NET INCREASE IN NET ASSETS	310,794,717

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	475,035,069

End of year	$785,829,786

The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.                      DESCRIPTION OF PLAN

The following description of the CB Richard Ellis 401(k) Plan (the “Plan”), which is sponsored by CB Richard Ellis Group, Inc. (together with its subsidiaries, “CB” or the “Company”), provides only general information. Participants should refer to the plan document and related amendments for a more complete description of the Plan’s provisions.

General—The Plan is a defined-contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. The Plan covers substantially all employees of the Company who have performed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants are allowed to contribute to the Plan amounts distributed from other tax-qualified plans.

In July 2003, the Company acquired Insignia Financial Group, Inc. Prior to this acquisition, the Insignia Financial Group 401(k) Retirement Savings Plan (the “Insignia Plan”) was terminated. During 2005, the Plan was amended to allow for the automatic transfer of Insignia Financial Group 401(k) Retirement Savings Plan participant account balances for certain participants that could not be located for their final distributions from the terminated plan. The Plan included $79,392 as transfers-in on the statement of changes in net assets available for benefits for the year ended December 31, 2007.

On November 30, 2006, the Company completed its acquisition of CBRE Hawaii. In connection with this acquisition, the Company assumed the CBRE Hawaii 401(k) Profit Sharing Plan (the “CBRE Hawaii 401(k) Plan”). The CBRE Hawaii 401(k) Plan is a defined contribution savings plan, which provided the opportunity for pretax contributions by employees of CBRE Hawaii. Assets in the CBRE Hawaii 401(k) Plan were transferred into the Plan on December 28, 2007. As a result, the Plan has included $2,138,284 as transfers-in on the statement of changes in net assets available for benefits for the year ended December 31, 2007. In connection with this transfer of assets, any unvested company match amounts in the CBRE Hawaii
401(k) Plan became 100% vested.

On December 20, 2006, the Company completed its acquisition of Trammell Crow Company. In connection with the Trammell Crow Company acquisition, the Company assumed Trammell Crow Company’s existing 401(k) Retirement Savings Plan (“Trammell Crow Company 401(k) Plan”). The Trammell Crow Company 401(k) Plan included life insurance policies which are maintained with Great-West Life & Annuity Insurance Company and premiums are paid from cash surrender value or the employee’s 401(k) account balance, if the cash surrender value is depleted. The Trammell Crow Company 401(k) Plan is a defined contribution savings plan, which provided the opportunity for pretax contributions by employees of Trammell Crow Company. Trammell Crow Company matched 50% of the employee’s contributions up to 6% of the employee’s annual earnings or a maximum of $7,000 per employee per annum. Deferrals for highly compensated employees were capped at $13,000. Participants in the Trammell Crow Company 401(k) Plan continued participation in the Trammell Crow Company 401(k) without interruption until April 1, 2007, at which time they joined the Plan. No further contributions were made to the Trammell Crow Company 401(k) Plan after April 1, 2007. The Trammell Crow Company 401(k) Plan assets merged with the Plan on July 1, 2007. As a result, the

Plan has included $244,213,452 as transfers-in on the statement of changes in net assets available for benefits for the year ended December 31, 2007.

Administration—The Plan is administered by the Administrative Committee (the “Committee”) as appointed by the Chief Executive Officer of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of plan benefits.

Trustee, Custodian and Fund Manager of Investments—The Vanguard Fiduciary Trust Company (“Vanguard”), together with its affiliates, serves as trustee and custodian for all of the Plan’s investments except for the life insurance policies (see Note 8). Great-West Life & Annuity Insurance Company (“Great-West”) serves as record-keeper and custodian of the life insurance policies. An affiliate of Vanguard, The Vanguard Group, Inc., is the record keeper for the Plan and is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan.

Employee Contributions—Effective January 1, 2007, participants in the Plan may elect to contribute from 1% to 75% of compensation before taxes through payroll deferrals, subject to certain Internal Revenue Code (“IRC”) limitations. Prior to January 1, 2007, payroll deferrals were limited to 50%. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee and the IRC. Participants may invest up to 25% of their plan accounts in the CB Richard Ellis Group, Inc. Stock Fund (the “Parent Stock Fund”).

Employer Contributions—Historically, the Company has made discretionary matching and profit-sharing contributions to the Plan in such amounts as determined by the Company’s management or Board of Directors, as appropriate. For the year ended December 31, 2006, based on performance and profitability of the consolidated U.S. operations of the Company, the management of the Company authorized a discretionary matching contribution of $6,300,000 in March 2007. As of December 31, 2006, the discretionary match contribution had not been paid to the Plan. Therefore, this amount was reported as an employer contribution receivable as of December 31, 2006. Effective January 1, 2007, the Company’s discretionary matching contribution was equal to 50% of the amount of participants’ elected salary deferrals up to 3% of the annual compensation paid to such participants during the Plan year (eligible compensation is limited to $150,000 annually).

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions, and investment earnings or losses thereon. Allocation of earnings is based on participant account balances in an investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Effective January 1, 2007, participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006. Company matching contributions made after December 31, 2006 and matching contributions made to the Trammell Crow Company 401(k) Plan, vest 20% after each year of service with the Company and become fully vested after five years of service, as defined by the Plan. In addition, participants become fully vested in Company matching contributions upon reaching age 65, permanent disability or death while employed by the Company. Participants with amounts transferred from the Trammel Company 401(k) Plan will be 100% vested upon reaching age 55, regardless of years of service. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Prior to January 1, 2007, participants were 100% vested in Company matching contributions without restriction.

Forfeited Accounts—At December 31, 2007 and 2006, forfeited nonvested accounts totaled $495,289 and $0, respectively. These accounts will be used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2007, employer contributions and plan expenses were not reduced by amounts from forfeited nonvested accounts.

Investments—Participants direct the investment of all contributions into various investment options offered by the Plan.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations. All distributions are made in a single lump-sum cash payment equal to the balance of the participants’ accounts.

Loans to Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed three years, except in the case of certain Insignia plan loans that rolled into the Plan from the Insignia Financial Group 401(k) Retirement Savings Plan in 2004 pursuant to a Plan amendment. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate as determined by the Committee. Outstanding loans at December 31, 2007 have interest rates ranging from 4% to 10.25% and mature on various dates from January 2008 through April 2012.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S.”).

Adoption of New Accounting Guidance— In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, sets out a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements of assets and liabilities. SFAS No. 157 applies under other accounting pronouncements previously issued by the FASB that require or permit fair value measurements. We do not expect the adoption of SFAS No. 157 on January 1, 2008 to have any effect on the amount of net assets available for benefits or changes in net assets available for benefits.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Life insurance policies are valued at cash surrender value. The common/collective trust is valued by Vanguard based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This common/collective trust has underlying investments in investment contracts which are valued at estimated fair market value of the underlying investments and then adjusted by Vanguard to contract value.

The Vanguard Retirement Savings Trust is a stable value fund.  The fund invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Participant loans are valued at outstanding loan balances, which approximate fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The value of the Parent Stock Fund was $21.55 and $33.20 per share as of December 31, 2007 and 2006, respectively, which represented the quoted market price of CB Richard Ellis Group, Inc. common stock as of those dates.

Net depreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment securities, including mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Payment of Benefits—Benefits are recorded when paid. As of December 31, 2007 and 2006, no benefits were payable to terminated participants.

3.                    INVESTMENTS

The following investments as of December 31, 2007 and 2006 represent 5% or more of the Plan’s net assets available for benefits:

	2007		2006
Vanguard 500 Index Fund	$127,645,215		$72,407,850
Vanguard Retirement Savings Trust (at contract value)	68,359,301		29,287,000
Vanguard Windsor II Fund	68,141,832		58,012,630
Vanguard Wellington Fund	67,190,154		43,546,947
Vanguard International Growth Fund	52,879,703		29,205,369
Vanguard Global Equity Fund	50,427,381		20,573,898	**
Vanguard PRIMECAP Fund	46,219,510		41,738,908
Calamos Growth Fund A Class	41,954,706		19,453,156	**
Vanguard Prime Money Market Fund	40,946,342		31,251,647
Vanguard Morgan Growth Fund	38,142,881	*	23,924,701

* This investment did not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007.
** This investment did not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006.

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(13,838,919)
CB Richard Ellis Group, Inc. Stock Fund	(5,110,602)
Life insurance policies	8,803
Net depreciation of investments	$(18,940,718)

Interest income	$4,357,547
Dividend income	$44,243,509

4.       EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds or common/collective trusts managed by The Vanguard Group, an affiliate of Vanguard. In addition, certain of the Plan’s investments are shares of common stock of CB Richard Ellis Group, Inc. Vanguard is the trustee and custodian of the Plan and CB Richard Ellis Services, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 479,162 and 349,356 shares, respectively, of CB Richard Ellis Group, Inc., the sponsoring employer, with a cost basis of $9,427,306 and $4,429,153, respectively. During the year ended December 31, 2007, the Plan did not earn any dividend income related to the investment in CB Richard Ellis Group, Inc. common stock.

5.                      ADMINISTRATIVE EXPENSES

Expenses incurred by the Plan for accounting and administration are paid by the Company. Certain transaction and investment expenses are paid by the Plan.

6.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 28, 2007, that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter, however the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

8.                    LIFE INSURANCE POLICIES

Participants who had previously owned a life insurance policy through the Trammell Crow Company 401(k) Plan could elect to transfer the policy to the Plan. These policies are owned by appointed trustees, employees of the Company, for the benefit of the participants insured. These policies are in a paid-up status, and may be distributed or canceled at the participant’s direction. Premiums, if any, increase the value of the specific insured’s insurance policy. Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant. These contracts are fully allocated to the insured participant’s rollover account. Therefore, these contracts are included at cash surrender value with Plan assets in the accompanying financial statements. At December 31, 2007, these policies had a face value of $6,700,000.

9.                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006, as reported in the financial statements to Schedule H on the Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$785,829,786	$475,035,069
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	521,182	(279,133)
Participant loans in default - deemed distributions	(170,537)	(66,896)

Net assets available for benefits per the Form 5500	$786,180,431	$474,689,040

The following is a reconciliation of net increase in net assets available for benefits for the year ended December 31, 2007, as reported in the financial statements to Schedule H on the Form 5500:

2007

Net increase in assets before transfers-in per the financial statements	$64,363,589
Participant loans in default - deemed distributions - current year	(103,641)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts-as of December 31, 2006	279,133
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2007	521,182

Net increase in assets before transfers-in per Form 5500	$65,060,263

*****

SUPPLEMENTAL SCHEDULE

CB RICHARD ELLIS 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

		(c)
	(b)	Description of Investment,		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	The Vanguard Group	Vanguard 500 Index Fund	**	$127,645,215
*	The Vanguard Group	Vanguard Windsor II Fund	**	68,141,832
*	The Vanguard Group	Vanguard Wellington Fund	**	67,190,154
*	The Vanguard Group	Vanguard International Growth Fund	**	52,879,703
*	The Vanguard Group	Vanguard Global Equity Fund	**	50,427,381
*	The Vanguard Group	Vanguard PRIMECAP Fund	**	46,219,510
	Calamos	Calamos Growth Fund A Class	**	41,954,706
*	The Vanguard Group	Vanguard Prime Money Market Fund	**	40,946,342
*	The Vanguard Group	Vanguard Morgan Growth Fund	**	38,142,881
*	The Vanguard Group	Vanguard Target Retirement 2025 Fund	**	27,760,598
	American Aadvantage	American Aadvantage Small Cap Value Fund	**	23,314,473
	JP Morgan	JP Morgan MidCap Value Fund	**	22,625,905
*	The Vanguard Group	Vanguard Total Bond Index Fund	**	21,988,785
*	The Vanguard Group	Vanguard Target Retirement 2015 Fund	**	19,163,713
*	The Vanguard Group	Vanguard Target Retirement 2035 Fund	**	18,645,192
	The Managers Funds	Managers Special Equity Funds	**	10,689,109
*	The Vanguard Group	Vanguard Target Retirement 2045 Fund	**	8,824,071
	Dodge & Cox	Dodge & Cox Income Fund	**	8,365,230
*	The Vanguard Group	Vanguard Target Retirement 2005 Fund	**	3,234,727
*	The Vanguard Group	Vanguard Target Retirement Income Fund	**	1,197,028

	Total Mutual Funds			699,356,555

*	The Vanguard Group	Vanguard Retirement Savings Trust Common/Collective Trust	**	68,880,483
*	CB Richard Ellis Group, Inc.	CB Richard Ellis Group, Inc. Stock Fund Common Stock	**	10,325,948
	Great-West Life & Annuity Insurance Company	Life insurance policies	**	784,461
*	Participant loans	Interest rates of 4 to 10.25% (Maturity Dates from January 2008 to April 2012)	**	6,519,626

	Total investments			$785,867,073

*	Exempt party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included